Exhibit 12
EL PASO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	For the years ended December 31,
	2010	2009	2008	2007	2006
Earnings
Income (loss) before income taxes	$1,310	$(873)	$(1,034)	$664	$523
Income from equity investees	(188)	(67)	(48)	(101)	(145)

Income (loss) before income taxes before adjustment for income from equity investees	1,122	(940)	(1,082)	563	378

Fixed charges	1,134	1,074	972	1,074	1,354
Distributed income of equity investees	64	88	180	189	139
Capitalized interest	(60)	(48)	(45)	(51)	(45)
Preferred returns on consolidated subsidiaries	(30)	(5)	—	(6)	(1)

Total earnings available for fixed charges	$2,230	$169	$25	$1,769	$1,825

Fixed charges
Interest and debt expense	$1,091	$1,056	$959	$1,055	$1,340
Interest component of rent	13	13	13	13	13
Preferred returns on consolidated subsidiaries	30	5	—	6	1

Total fixed charges	$1,134	$1,074	$972	$1,074	$1,354

Ratio of earnings to fixed charges(1)	1.97	—	—	1.65	1.35

Fixed charges
Interest and debt expense	$1,091	$1,056	$959	$1,055	$1,340
Interest component of rent	13	13	13	13	13
Preferred returns on consolidated subsidiaries	30	5	—	6	1

Total fixed charges	$1,134	$1,074	$972	$1,074	$1,354

Preferred stock dividend of parent	52	37	37	56	36

Total fixed charges and preferred stock dividend	$1,186	$1,111	$1,009	$1,130	$1,390

Ratio of earnings to combined fixed charges and preferred stock dividends(2)	1.88	—	—	1.57	1.31

(1)	Earnings for the years ended December 31, 2009 and 2008 were inadequate to cover fixed charges by $905 million and $947 million, respectively.

(2)	Earnings for the years ended December 31, 2009 and 2008 were inadequate to cover fixed charges and preferred stock dividends by $942 million and $984 million, respectively.
For purposes of computing these ratios, earnings means income (loss) before income taxes before:
–	income or loss from equity investees, adjusted to reflect actual distributions from equity investments; and

–	fixed charges;
less:
–	capitalized interest; and

–	preferred returns on consolidated subsidiaries.
Fixed charges means the sum of the following:
–	interest costs, not including interest on tax liabilities which is included in income tax expense our income statement;

–	amortization of debt costs;

–	that portion of rental expense which we believe represents an interest factor; and

–	preferred returns on consolidated subsidiaries.